EXHIBIT 99.1

Morgan E&P, Inc.

Financial Statements

As of December 31, 2025 and 2024 and for the years ended

December 31, 2025, and 2024 and the period from inception (April 3, 2023)

through December 31, 2023

Morgan E&P, Inc. Contents

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Independent Auditor’s Report

Board of Directors

Morgan E&P, Inc.

Houston, Texas

Opinion

We have audited the financial statements of Morgan E&P, Inc. (the “Company”), which comprise the balance sheets as of December 31, 2025 and 2024 and the related statements of operations, changes in member’s and stockholder’s deficit, and cash flows for the years ended December 31, 2025 and 2024 and the period from inception (April 3, 2023) through December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 and the period from inception (April 3, 2023) through December 31, 2023 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

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In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, P.C.

Houston, Texas

April 16, 2026

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Morgan E&P, Inc.

Balance Sheets

in thousands
	December 31, 2025	December 31, 2024

Assets:
Cash	$18	$15
Revenue receivables	—	343
Joint interest billing receivables	2,014	1,738
Other receivables	49	2
Prepaids and other current assets	72	35
Current assets	2,153	2,133

Property, plant and equipment
Oil and gas properties, net - full cost method	11,644	6,959
Other property, plant and equipment, net	23	34
Total property, plant and equipment - net	11,677	6,993

Other noncurrent assets
Operating lease right-of-use assets, net	185	227
Total noncurrent assets	185	227

Total assets	$14,005	$9,353

Liabilities, Member's and Stockholder's Deficit

Current liabilities
Accounts payable	$6,263	$6,656
Revenue payable	214	319
Short-term loan payable	2,958	—
Current portion of operating lease liablities	54	47
Deferred income	5	—
Due to parent	1,148	550
Note payable - Due to parent	10,500	—
Accrued liabilities	10,544	3,162
Accrued liabilities - Due to parent	2,749	—
Total current liabilities	34,435	10,734

Long-term liabilities
Asset retirement obligations	5	4
Long-term operating lease liablities	153	207
Note payable - Due to parent	—	10,500
Long-term accrued liablities - Due to parent	—	1,471
Total long-term liabilities	158	12,182
Total liabilities	34,593	22,916

Commitments and Contingencies (Note 9 and Note 10)

Member's deficit	—	(13,563)

Stockholder's deficit
Preferred stock, $0.001 par value, 10,000,000 shares authorized,
zero shares issued at December 31, 2025	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized
6,800,000 shares issued at December 31, 2025	7	—
Common stock discount	(7)	—
Accumulated deficit	(20,588)	—
Total stockholder's deficit	(20,588)	—

Total liabilities, member's and stockholder's deficit	$14,005	$9,353

See accompanying notes to the financial statements.

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Morgan E&P, Inc.

Statements of Operations

in thousands
			Period from inception
	Year Ended December 31,		(April 3, 2023)
	2025	2024	through December 31, 2023

Oil and gas revenue	$177	$2,710	$270

Operating costs and expenses
Lease operating	798	2,694	268
Production and ad valorem taxes	13	261	27
Marketing, transportation and gathering	34	85	—
Depreciation, depletion and amortization	170	1,467	60
Accretion	1	1	—
Impairment of oil and gas properties	2,018	6,678	—
Bad debt expense	282	—	—
General and administrative	1,980	2,042	1,510
Total operating costs and expenses	5,296	13,228	1,865

Other income (expense)
Interest income	—	6	16
Rental income	20	—	—
Other income	7	—	—
Interest expense	(1,933)	(1,247)	(225)
Total other income (expense), net	(1,906)	(1,241)	(209)
Net loss	$(7,025)	$(11,759)	$(1,804)

See accompanying notes to the financial statements.

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Morgan E&P, Inc.

Statements of Changes in Member’s and Stockholder’s Deficit

in thousands
		Common Stock
	Member's Deficit	Shares	Amount	Common Stock Discount	Accumulated Deficit	Total Stockholder’s Deficit
Balance as of April 3, 2023 (Inception)	$—	—	$—	$—	$-	$-
Net loss	(1,804)	—	—	—	-	-
Balance as of December 31, 2023	(1,804)	—	$—	$—	$-	$-
Net loss	(11,759)	—	—	—	-	-
Balance as of December 31, 2024	(13,563)	—	$—	$—	$-	$-
Conversion of member's equity	13,563	6,800	7	(7)	(13,563)	(13,563)
Net loss	—	—	—	—	(7,025)	(7,025)
Balance as of December 31, 2025	$—	6,800	$7	$(7)	$(20,588)	$(20,588)

See accompanying notes to the financial statements.

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Morgan E&P, Inc.

Statements of Cash Flows

in thousands
	Year Ended December 31,		Period from inception (April 3, 2023) through December 31,
	2025	2024	2023
Cash flows from operating activities
Net loss	$(7,025)	$(11,759)	$(1,804)
Adjustments to reconcile net loss to cash flows used in
operating activities
Depreciation, depletion and amortization	170	1,467	61
Amortization of deferred financing costs	33	—	—
Amortization of right-of-use asset	42	43	12
Accretion	1	1	—
Provision for credit losses	282	—	—
Impairment of oil and gas properties	2,018	6,678	—
Changes in operating assets and liabilities
Accounts receivable – oil and natural gas sales	61	121	(464)
Accounts receivable – joint interest billings	(276)	(1,508)	(291)
Other receivables	(47)	(2)	—
Prepaids and other current assets	(37)	98	(133)
Accounts payable	(393)	4,284	85
Revenue payable	(105)	518	221
Prepayments from owners	—	—	1,701
Due to parent	598	537	13
Current portion of operating lease liabilities	(47)	(28)	—
Accrued liabilities	567	(3,772)	810
Accrued liabilities - due to parent	1,278	1,246	225
Net cash provided by (used in) operating activities	(2,880)	(2,076)	436
Cash flows from investing activities
Capital expenditures	(42)	(2,597)	(5,700)
Acquisition of oil and gas properties	—	—	(500)
Additions to other property, plant and equipment	—	—	(48)
Net cash used in investing activities	(42)	(2,597)	(6,248)
Cash flows from financing activities
Proceeds from note payable - affiliate	—	2,247	8,253
Proceeds from short-term debt	3,000	—	—
Deferred financing costs paid	(75)	—	—
Cash flows provided by financing activities	2,925	2,247	8,253

Net change in cash	3	(2,426)	2,441
Beginning of year	15	2,441	—

End of year	$18	$15	$2,441
Supplemental disclosure of cash flow information
Cash paid for interest	$100	$—	$—
Noncash investing and financing activities:
Operating lease right-of-use assets	$—	$—	$(282)
Acquisition of oil and natural gas working interests funded by accrued liabilities	$—	$(3,019)	$—
Capital expenditures funded by accrued liabilities	$6,820	$849	$4,181
Prepayments applied to joint interest	$—	$122	$1,579
Change in asset retirement costs	$—	$(1)	$4

See accompanying notes to the financial statements.

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Morgan E&P, Inc.

Notes to Financial Statements

December 31, 2025 and 2024

1. Nature of Operations

Morgan E&P, Inc. (“Morgan E&P” of the “Company”) was formed in April 2023 as a wholly-owned subsidiary of Equus Total Return, Inc. (the “Fund”) to make investments in properties in the energy sector, with a particular emphasis on income-producing oil & gas properties in the Williston Basin in North Dakota. Morgan E&P was originally formed as a Delaware limited liability company but was converted to a Delaware corporation in 2025.

Morgan E&P’s current working interests include associated development rights situated throughout three (3) counties in North Dakota.

Liquidity and Going Concern

During the years ended December 31, 2025 and 2024, and during the period from inception (April 3, 2023) through December 31, 2023 the Company incurred net losses of $7.0 million, $11.8 million and $1.8 million, respectively. At December 31, 2025 and 2024, the Company had a working capital deficit of $32.3 million and $8.6 million, respectively.

The financial statements of Morgan E&P have been prepared on a going concern basis, which contemplates the near-term sale of quantities of oil and gas, realization of assets and the satisfaction of liabilities and other commitments in the normal course of business. As such, the financial statements do not include adjustments relating to the recoverability and classification of assets and their carrying amount, or the amount and classification of liabilities that may result should Morgan E&P be unable to continue as a going concern. As of December 31, 2025, Morgan E&P does not have sufficient cash resources to fund its present operations. Morgan E&P is presently seeking external financing to enable it to continue operations over the twelve months from the date of this report, but we cannot assure you that Morgan E&P will be successful in doing so, or that such endeavors will generate sufficient liquidity to enable Morgan E&P to continue operations over the next twelve months. These factors raise substantial doubt about Morgan E&P’s ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. This update was effective for the December 31, 2025 financial statements and has been adopted retrospectively. The impact of this standard had no effect on the financial condition or results of operations. See Note 11 for additional disclosures related to this guidance.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 (Subtopic 220-40), “Disaggregation of Income Statement Expenses” (DISE), which requires additional disclosure of certain expense captions presented on the face of the Company’s income statement as well as disclosures about selling expenses. ASU 2024-03 is effecting for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and should be applied on a retrospective basis, with early adoption permitted. We are currently evaluating the effect that adoption of ASU 2024-03 will have on our disclosures.

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting as codified in the Financial Standards Accounting Board’s (“FASB”) Accounting Standards Codification (“ASC”) and include the accounts of the Company.

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Cash

The Company maintains cash and cash equivalent balances with a major financial institution, which at times exceed federally insured limits. The Company monitors the financial condition of the financial institution and has experienced no losses associated with these accounts. The Company did not have any cash equivalents as of December 31, 2025 or 2024.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the financial statements.

Significant estimates include volumes of oil and natural gas reserves used in calculating depreciation and depletion of oil and gas properties and the full cost ceiling test, future net revenues, abandonment obligations, the collectability of outstanding accounts receivables, contingencies, and the results of current and any potential future litigation. Oil and natural gas reserve estimates, which are the basis for unit-of- production depreciation and depletion, and impairment have numerous inherent uncertainties. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Subsequent drilling results, testing, and production may justify revision of such estimates. Accordingly, reserve estimates are often different from the quantities of oil and natural gas that are ultimately recovered. In addition, reserve estimates are sensitive to changes in wellhead prices of crude oil and natural gas.

The significant estimates are based on current assumptions that may be materially affected by changes to future economic conditions such as the market prices received for sales of volumes of oil and natural gas. Future changes in these assumptions may affect these significant estimates materially in the near term.

Revenue Receivables and Joint Interest Billing Receivables

Accounts receivable primarily consists of accrued revenue from oil and gas sales and costs related to joint interest partners’ working interest share. The Company routinely assesses the recoverability of all material receivables to determine their collectability.

Certain creditors of the Company have filed statutory liens against the Company’s oil and gas leases. As a result of these filings, revenue from the Company’s producing wells are being remitted directly to the lienholders until such liens are released or otherwise resolved. Because the lienholders’ claims take priority over the Company’s rights to the related production proceeds, the Company’s accounts receivable arising from production during the period in which the liens remain in effect are considered not collectible.

The Company estimates credit losses based on historical loss experience, current conditions, and reasonable and supportable forecasts. The estimation process considers relevant factors such as borrower creditworthiness, asset type, and the economic environment. These assumptions are based on management judgement and are reviewed and updated as necessary. At December 31, 2025 and 2024, the Company maintained an allowance for credit losses of $0.3 million and $0, respectively. The following table presents a rollforward of the allowance for credit losses (in thousands):

			Period from inception
	For the Year Ended December 31,		(April 3, 2023) through
	2025	2024	December 31, 2023
Balance at Beginning of Period	$-	$-	$-
Provision for credit losses	282	-	-
Balance at End of Period	$282	$-	$-

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Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas properties. Under this method of accounting, all costs incurred for both successful and unsuccessful exploration and development activities, including salaries, benefits and other internal costs directly identified with these activities, and oil and gas property acquisitions are capitalized. All costs related to production, general corporate overhead or similar activities are expensed as incurred. Proved properties are amortized using the units of production method (“UOP”). The UOP calculation, in its simplest terms, multiplies the percentage of estimated proved reserves produced by the cost of those reserves. The amortization base in the UOP calculation includes the sum of proved property, net of accumulated depreciation, depletion and amortization (“DD&A”), estimated future development costs (future costs to access and develop reserves) and asset retirement costs that are not already included in oil and gas property, less related salvage value. In arriving at rates under the UOP method, the quantities of recoverable oil and natural gas reserves are established based on estimates made by the third-party geologists and engineers using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials which require significant judgment, as does the projection of future production volumes and levels of future costs, including future development costs. In addition, considerable judgment is necessary in determining when unproved properties become impaired and in determining the existence of proved reserves once a well has been drilled. All of these judgments may have significant impact on the calculation of depletion expense.

Under the full-cost method of accounting, the net book value of oil and gas properties may not exceed a calculated “ceiling.” The ceiling limitation is the estimated future net cash flows from proved oil and gas reserves, discounted at ten percent per annum. Estimated future cash flows exclude future cash outflows associated with settling accrued asset retirement obligations. The estimated future net cash flows are calculated using end-of-period costs and an unweighted arithmetic average of commodity prices in effect on the first day of each of the previous twelve months, held flat for the life of the production, except where prices are defined by contractual arrangements. Prices are adjusted for “basis” or location differentials. Any excess of the net book value of proved oil and gas properties over the ceiling is charged to expense and reflected as impairment in the accompanying statements of operations. During the years ended December 31, 2025, 2024 and the period from inception (April 3, 2023) through December 31, 2023, the Company recognized impairment expense of $2.0 million, $6.7 million and $0, respectively.

Proceeds from the sales or disposition of oil and gas proved and unproved properties are accounted for as a reduction of capitalized costs with no gain or loss recognized, unless such reduction would significantly alter the relationship between capitalized costs and proved reserves, in which case the gain or loss is recognized in the statement of operations. In general, a significant alteration occurs when the deferral of gains or losses will result in an amortization rate materially different from the amortization rate calculated upon recognition of gains or losses. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

On November 7, 2023, the Company sold approximately 36.77% of its working interests in the first two (2) horizontal wells drilled, for $100. Additionally, the Company received a prepayment of $5,600,000 to be applied against future drilling costs related to the Company’s first two wells. The funds were held in a Company-controlled bank account and accounted for as prepayments from owners on the balance sheet. As capital expenditures are incurred, the amounts recorded on the Joint Interest Billings (“JIBs”) are credited against the prepaid account until the full amount is realized.

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Other Property, Plant and Equipment

Other property, plant and equipment is stated at cost and is depreciated or amortized using the straight-line method over the estimated useful lives of the related assets which range from 2 to 5 years. Additions and improvements to other property, plant and equipment are capitalized and depreciated over the estimated useful lives. Routine maintenance and repair costs are expensed as incurred. When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in earnings for the period. Depreciation expense related to other property and equipment was $12,000, $12,000 and $2,000 for the years ended December 31, 2025, December 31, 2024 and the period from inception (April 3, 2023) through December 31, 2023, respectively.

Revenue Recognition

During the year ended December 31, 2025, the Company recognized revenue of $0.2 million from oil and gas sales related to our non-operated interests.  Certain creditors of the Company have filed statutory liens against the Company’s oil and gas leases. As a result of these filings, revenue from the Company’s operated producing wells are being remitted directly to the lienholders until such liens are released or otherwise resolved. Because the lienholders’ claims take priority over the Company’s rights to the related production proceeds, each of the Company’s oil and natural gas sales contracts for our operated wells no longer qualify as a contract with customer.

During the year ended December 31, 2024 and the period from Inception (April 3, 2023) to December 31, 2023, the Company recognized revenue at the point in time when control of the promised goods is transferred to customers at an amount that reflected the consideration to which the entity expects to be entitled in exchange for those goods or services under ASC 606, Revenue from Contracts with Customers ("ASC 606").

The Company’s revenue is generated primarily from the sale of oil, gas and natural gas liquids (“NGL”) produced from working interests in oil and gas properties owned by the Company. As a working interest owner, the Company is responsible for the incurred production expenses proportionate to the interest stipulated in the operating agreement. As the operator, the Company manages the daily well operations and allocates the proportionate share of expenditures to each non-operated working interest owner through JIBs managed by a third party accounting vendor. Sales of oil, gas and NGLs are recognized at the time control of the product is transferred to the customer on a monthly basis.

As the operator, the Company is responsible for negotiating and determining pricing, volume, and delivery terms with its customers. Such pricing terms are often a function of a specified discount from the daily/monthly NYMEX or Henry Hub average. The discount is usually based on differentials such as distance of the field/wells from the distribution node or the buyer’s storage facility, as well as the quality of the product itself (i.e., in the case of oil, its gravity).

Revenue is measured based on consideration specified in the contract with the customer and excludes any amounts allocated to third parties (royalty owners, non- operated working interest owners, unleased owners, etc.). The Company recognizes revenue at the amount that reflects the consideration it expects to be entitled to in exchange for transferring control of those goods to the customer. The contract consideration is typically allocated to specific performance obligations in the contract according to the terms of the contract. Each unit of oil or gas is considered a separate performance obligation under the contract. Wells are spot measured hourly to determine production and the composition of each of the products (i.e. oil, gas, NGLs) from the well. Each month the consideration obtained by the operator is allocated to the related performance obligations.

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Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in ASC 606. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Revenue is recognized when performance obligations are satisfied in accordance with contractual terms, in an amount that reflects the consideration the Company expects to be entitled to in exchange for services rendered.

Depending on the contract and commodity, there are various means by which upstream entities can transfer control (i.e., at the wellhead, inlet, tailgate of the processing plant, or a location where the product is delivered to a third party). The Operator has control of the commodity before it is extracted, therefore consideration must be given to whether the transfer of control of the commodity is to the operator or to the end customer at the point of sale.

Unless special arrangements are entered into, the Company’s performance obligations are generally considered performed when control of the extracted commodity transfers when it is delivered to the end customer at the agreed- upon market or index price. At the end of each month, when the performance obligation is satisfied, the variable consideration can be reasonably estimated. Variances between the Company’s estimated revenue and actual payments are recorded in the month the payment is received.

Contract Balances

Receivables from contracts with customers are recorded when the right to consideration becomes unconditional, which generally occurs when control of the product has been transferred to the customer. As the operator, the Company processes invoices to non-operator working interest owners and makes appropriate payments to vendors, working interest owners, royalty owners, and other contracted parties. Other than trade receivables, the Company’s contracts do not give rise to contract assets or liabilities under ASC 606.

Principal vs. Agent

ASC 606 focuses on control of the specified goods and services as the overarching principle for entities to consider when determining whether they are acting as a principal or an agent.

An entity acting as a principal records revenue on a gross basis if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if it does not control the promised good or service before transfer to the customer. If the entity is an agent, it records as revenue the net amount it retains for its agency services.

Under the Company’s normal operating activity arrangements, the Company, as operator, is responsible for negotiating, fulfilling and collecting the agreed-upon amount from the sale with the end customer and is, therefore, determined to be acting as principal. The principal versus agent consideration will continue to be assessed for new contracts, both within and outside the Company’s normal operating activities.

Major Customers and Concentration of Credit Risk

In the exploration, development and production business, production is normally sold to relatively few customers. All of the Company’s customers are concentrated in the oil and natural gas industry and revenue can be materially affected by current economic conditions, the price of certain commodities such as crude oil and natural gas and the availability of alternate purchasers. The Company believes the loss of any of its major purchasers would not have a long-term material adverse effect on its operations.

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Environmental Expenditures

The Company is subject to extensive federal, state and local environmental laws and regulations. These laws regulate the discharge of materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed.

Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments for the liability or component is fixed or reliably determinable. No such liabilities existed or were recorded at December 31, 2025 and 2024.

Asset Retirement Obligations

The initial estimated asset retirement obligation related to property and equipment is recorded as a liability at its fair value, with an offsetting asset retirement cost recorded as an increase to the associated property and equipment on the balance sheet. If any of the assumptions used in determining the fair value of the recorded asset retirement obligation change, a revision is recorded to both the asset retirement obligation and the asset retirement cost. Revisions in estimated liabilities can result from changes in estimated inflation rates, changes in service and equipment costs and changes in the estimated timing of an asset’s retirement. Asset retirement costs are depreciated using a systematic and rational method similar to that used for the associated property and equipment. Accretion on the liability is recognized over the estimated productive life of the related assets. Accretion expense for the years ended December 31, 2025, December 31, 2024 and the period from inception (April 3, 2023) through December 31, 2023 was $1,000, $1,000 and $0, respectively.

Leases

The Company follows ASC 842 – Leases, which requires lessees to recognize on the balance sheet a right of use asset, representing its right to use the underlying asset for the lease term, and a lease liability for all leases with terms greater than 12 months and the use of practical expedient for leases less than 12 months. The guidance also requires qualitative and quantitative disclosures designed to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company currently has one operating lease related to its office space located in Centennial, Colorado.

Share-Based Compensation

Key personnel of the Company are eligible to participate in the Fund’s 2016 Equity Incentive Plan (“Incentive Plan”) and other subsequent plans that may be adopted and administered by the Fund. Under the Incentive Plan, employees and other service providers of the Company may receive equity-based awards of the Fund, including stock options, restricted stock units, or other equity instruments of the Fund. Although the awards are settled in shares of the Fund, the economic benefit of the awards is attributable to services rendered to the Company.

In accordance with ASC 718, Compensation—Stock Compensation, the Company measures the cost of share-based payment awards at the grant-date fair value of the awards as determined by the Fund. Grant-date fair value is determined using valuation methodologies appropriate to the type of award. In the case of an award of Fund shares, the Company ascribes the fair value of these shares for such restricted stock awards.

The Company recognizes compensation expense for restricted stock awards on a straight-line basis over the requisite service period (generally the vesting period), net of estimated forfeitures. The Company revises its forfeiture estimates periodically and recognizes the cumulative effect of changes in forfeiture estimates in the period of change.

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Because the Fund is the issuer of the restricted shares under the Incentive Plan and bears the obligation to deliver its shares upon vesting or exercise, the Company does not record an equity issuance related to these awards. Instead, the Company records a liability to the Fund equal to the share-based compensation expense recognized, with a corresponding intercompany receivable on the books of the Fund to reflect the Fund’s policy of charging the Company for the cost of the awards.

Share-based compensation expense is included within “General and administrative” expenses in the Company’s Statements of Operations.

Income Taxes

The Company was previously a single member limited liability company that elected to be taxed as a corporation under Subchapter C of the Internal Revenue Code. During 2025, the Company converted from a single member limited liability company to a Delaware corporation, also taxed under Subchapter C. For state tax purposes, the Company files a combined Texas margin tax filing with its direct parent, Equus Total Return, Inc., and its related affiliates.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements.

Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company records deferred tax assets to the extent the Company believes these assets will more-likely-than-not be realized. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing temporary differences, projected future taxable income, tax planning strategies and recent financial operations. In the event the Company were to determine that it would be able to realize deferred income tax assets in the future in excess of their net recorded amount, an adjustment to the valuation allowance would be made which would reduce the provision for income taxes.

ASC Topic 740-10, Income Taxes, provides that a tax benefit from an uncertain position may be recognized in the financial statements when it is more-likely-than- not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on technical merits. This guidance also addresses measurement, derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The Company has no material uncertain tax positions in its prior or current filings.

3. Notes Payable – Due to Parent

The Company maintains a credit agreement with the Fund, as amended (“Credit Agreement”), which provides for a maximum credit amount of $10.5 million which was increased from $10.0 million during first quarter 2024 and which may be further increased. As of December 31, 2025, and 2024, the Company had outstanding borrowings under the Credit Agreement of $10,500,000 and $0 available for future borrowings. The interest rate on borrowings under the Credit Agreement was 12.0% for the years ended December 31, 2025 and 2024, and during the period from inception (April 3, 2023) through December 31, 2023. The payment terms of the Credit Agreement are the entire principal amount, together with all accrued but unpaid interest, shall be due and payable on the three-year anniversary date, which is May 12, 2026. The Credit Agreement is collateralized by all assets held by the Company and there are no covenants required by the lender, which is an affiliate. The Company has accrued interest of $2.7 million related to the Notes Payable – Due to Parent, which is included within accrued liabilities – due to parent on the Company’s balance sheet.

4. Short-Term Loan Payable

On August 14, 2025, the Company received a $3.0 million short-term loan from Mill City Ventures, LLC (“Third-Party Loan”) to fund near-term drilling and work-over operations in the Bakken Shale formation of North Dakota’s Williston Basin on two existing, but non-producing wells owned by the Company. The Third-Party Loan is evidenced by a senior secured promissory note, bearing interest at the rate of 24% per annum, due on May 12, 2026, payment of which is secured by all assets of the Company. The amount due under the Third-Party Loan has been classified as a current liability on the Company’s balance sheet. As of the date of this report, the Company is in default with respect to the Third-Party Loan and bears an interest rate of 30% per annum. In connection with the Third-Party Loan, the Fund agreed to subordinate its interests under the Credit Agreement.

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5. Accrued Liabilities

The following table provides a summary of accrued liabilities (in thousands):

	December 31,
	2025	2024
Accrued capital expenditures	$9,213	$2,393
Accrued interest	521	-
Other	810	769
Total	$10,544	$3,162

5. Oil and Gas Properties

Oil and gas properties as of December 31, 2025 and 2024 consist of the following:

	December 31,
(in thousands)	2025	2024

Proved properties being depleted	$22,012	$15,151
Less: Accumulated depreciation, depletion and impairment	(10,368)	(8,192)

Total oil and gas properties, net	$11,644	$6,959

6. Asset Retirement Obligations

The fair value of a liability for Asset Retirement Obligations (“ARO”) is recorded in the period in which it is incurred if a reasonable estimate of fair value can be made, and the corresponding cost is capitalized as part of the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, an adjustment is made to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves. The Company has estimated its future ARO with respect to its operations. The ARO assets, which are carried on the balance sheet as part of the full cost pool, have been included in the Company’s amortization base for the purposes of calculating depreciation, depletion and amortization expense and the ceiling test for impairment

The Company estimates the initial fair value of its ARO based on discounted cash flow projections using numerous estimates, assumptions and judgments regarding such factors as the existence of a legal obligation for an ARO, amounts and timing of settlements; the credit-adjusted risk-free rate to be used; and inflation rates. The Company’s initial recording of AROs are Level 3 fair value measurements.

The following summarizes the changes in the asset retirement obligation for the years ended December 31, 2025, and 2024:

(in thousands)	2025	2024

Balances at beginning of period	$ 4	$ 4
Additions	-	-
Revision of estimate	-	(1)
Accretion expense	1	1
Balances at end of period	$ 5	$ 4

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7. Fair Value Measurements

Morgan E&P uses various inputs in determining the fair value of certain assets and liabilities. ASC 820, Fair Value Measurements and Disclosures, ASC 820, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy under ASC 820, including the types of Company assets or liabilities that fall under each category and the valuation methodologies used to measure fair value, are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 -	Inputs to the methodology are other than quoted market prices in active markets that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices that are in inactive markets; inputs other than quoted prices that are observable for the assets or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The inputs and methodology used for valuing the Company’s assets and liabilities are not indicators of the risks associated with those assets and liabilities. The following is a description of the valuation methodology used for assets and liabilities measured at fair value:

Asset retirement obligation at initial recognition: The Company’s ARO is based on the present value of future estimated cash flows, using a credit-adjusted risk-free discount rate and has been categorized under ASC 820 as a Level 3 fair value assessment.

The Company’s financial instruments consist primarily of cash, accounts receivable, accounts payable, revenue payable, short-term loan payable, and other current liabilities and amounts due to parent. The carrying amounts of accounts receivable, accounts payable and other current liabilities and amounts due to parent are representative of their respective fair values due to short-term maturity of these instruments.

8. Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and receivables. The Company maintains its cash with a financial institution it believes has high credit quality. The Company at times maintains bank deposits in excess of insured limits. The possibility of a loss exists if the bank holding excess deposits were to fail. Trade receivables result from oil and gas sales to a small number of purchasers and cost-sharing amounts of operating and capital costs billed to partners for properties operated by the Company. To mitigate this credit risk, the Company closely monitors the payment history and credit worthiness of each customer.

9. Commitments

Consulting Agreements

The Company has entered into separate 12-month Consulting Agreements, commencing July 1, 2025, with entities owned and controlled by our Chief Strategy Officer and our Senior Vice President of Asset Management. Pursuant to these Consulting Agreements, the Company is obligated to pay, on a monthly basis, an aggregate of $16,000 in cash and 60,000 shares of the Fund’s common stock. The cash portion of the consulting fees is recognized as expense as the related services are rendered. The share-based portion of the consulting fees is accounted for in accordance with ASC 718 and is measured at the grant-date fair value of the Fund’s common stock. See Note 2 – Share-Based Compensation. The Company has recorded compensation expense of $0.7 million which is included within general and administrative expense on the Company’s statement of operations. The share-based portion of the consulting fees is recorded as a due to parent and the cash portion is accrued within accrued liabilities on the Company’s balance sheet at December 31, 2025.

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10. Legal Matters and Contingencies

Litigation and Other Legal Matters

On August 27, 2024, Ystaas Electrical Services, LLC and ENETK, LLC (collectively, the “YES-ENETK Plaintiffs”) filed a complaint against Morgan in the Southwest Judicial District Court in Billings County, North Dakota alleging breach of contract by Morgan in connection with services provided by the YES-ENETK Plaintiffs relating to Morgan’s two operating wells. The Complaint seeks damages of $605,336 in the aggregate, together with interest and attorneys’ fees and, in the alternative, seeks to foreclose liens held by the YES-ENETK Plaintiffs on the two wells. Morgan is actively contesting the Complaint. A two-day jury trial has been set for August 17-18, 2026. The Company has accrued the total invoices outstanding to the YES-ENETK Plaintiffs of $605,336 within accounts payable on the balance sheet at December 31, 2025 and 2024.

On February 26, 2025, Pro Energy I, LLC (“Pro Energy”) filed a Petition with the District Court in Harris County, Texas alleging Morgan’s breach of contract in connection with an agreement between Morgan and Pro Energy, dated October 17, 2024, wherein Morgan agreed to acquire Pro Energy’s carried working interest in the development rights held by Morgan, in exchange for a payment of $2.4 million no later than January 31, 2025. The Company has recorded the amount plus accrued interest within accrued liabilities on the balance sheet at December 31, 2025 and 2024. The Petition seeks damages in the form of payment of the purchase price, together with interest, as well as attorneys’ fees. Pro Energy has filed a motion for summary judgment and discovery in the case is presently being conducted.

On October 21, 2025, Morgan filed a complaint against Bakken Partners I, LLC (“Bakken”) for breach of contract for failure to pay invoices, and failure to abide by change in operatorship terms in the parties’ joint operating agreement (“JOA”), and in the alternative, foreclosure of oil and gas lien, and abuse of process. Morgan seeks an order determining that Bakken breached the JOA by failing to timely pay approximately $1.4 million in costs as required by the JOA, and requiring Bakken Partners to compensate Morgan for all damages it incurred as a result of Bakken Partners’ breach of the JOA in an amount to be proved at trial, including the award of all amounts owed under the JOA, attorneys’ fees and costs and prejudgment and post-judgment interest. Further, Morgan seeks damages to be proven at trial for its additional asserted claims. Bakken filed a Counterclaim on November 13, 2025, asserting claims for a declaratory judgment, breach of contract for failure to acknowledge deemed resignation and for failure to provide reporting, billing and records, and a preliminary injunction. Bakken seeks an award of damages in an amount to be proven at trial, in addition to its attorneys’ fees and costs, and pre- and post-judgment interests. This case is currently stayed until May 31, 2026.

On April 9, 2025, AWOL Well Service, LLC (“AWOL”) filed an Amended Complaint against Morgan, asserting claims for breach of contract, foreclosure of oil and gas lien and unjust enrichment. AWOL seeks damages in the amount of $240,113, plus interest. The Company has recorded the amounts within accounts payable on the Company’s balance sheet as of December 31, 2025 and 2024. A 5-day jury trial has been set to begin on June 21, 2027. Morgan asserted Counterclaims against AWOL on November 7, 2025, asserting claims for breach of contract, breach of implied warranty, and negligence arising from AWOL’s failure to secure an electric submersible pump (“ESP”) to the forklift and undertake all other reasonable efforts to ensure the safe use and transport of the ESP, among other failures. Morgan seeks damages to be proven at trial for its counterclaims.

On November 15, 2024, McKenzie Energy Partners, LLC (“McKenzie”) filed a complaint against Morgan asserting claims for breach of contract, unjust enrichment and account stated. McKenzie obtained a default judgment against Morgan in the amount of $143,728 in damages, consisting of unpaid invoices and prejudgment interest, which is included within accounts payable on the Company’s balance sheet at December 31, 2025 and 2024.

On January 14, 2026, Quail Tools LLC (“Quail”) filed a complaint against Morgan asserting claims for breach of contract related to equipment rented under an October 2023 Master Service Agreement. Quail seeks damages in the principal amount of $153,691, pre- and post-judgment interest, and its attorneys’ fees. The Company has accrued $153,691 within accounts payable on the Company’s balance sheet at December 31, 2025 and 2024.

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The Company has other vendors that have filed liens and/or threatened litigation as a result of non-payment of invoices, but the Company is not able to estimate any potential losses as of December 31, 2025, and has accrued all invoices the Company believes outstanding to the respective vendors.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a loss contingency indicates that it is probable that a loss has been incurred and the amount of the liability can be reasonably estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed. The Company expenses legal costs associated with contingencies as incurred.

11. Income Taxes

The provisions for income taxes for the years ended December 31, 2025 and 2024 and the period from Inception (April 3, 2023) to December 31, 2023 consisted of the following:

	Years Ended December 31,		Period from Inception (April 3, 2023) to December 31,
	2025	2024	2023
Current:
Federal	$(1,457,686)	$(2,468,353)	$(378,285)
State	(200,053)	(386,332)	-

Total current (expense) benefit	(1,657,739)	(2,854,685)	(378,285)

Deferred:
Federal	1,457,687	2,468,353	378,285
State	200,053	386,332	-

Total deferred (expense) benefit	1,657,740	2,854,685	378,285

Total income tax benefit (provision)	$—	$—	$—

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The actual income tax benefit (provision) differs from the expected income tax benefit (provision) as computed by applying the United States federal corporate income tax rate of 21% for the periods indicated below, as follows:

	Year ended December 31,
	2025
U.S. Federal Statutory Rate	$ (1,457,753)	21.00%

North Dakota State & Local Income Taxes, Net of Federal Income Tax Effect
State income taxes - Other, Net	(200,053)	2.88%
State Change in Valuation Allowance	200,053	(2.88%)
State income taxes - 2024 Return to Provision	-	-

Changes in Valuation Allowances	1,457,686	(21.00%)
Nontaxable or Nondeductible Items
Federal RTP	-	-
Other, net	67	-
Effective Tax Rate	-	-

	Year ended December 31,
	2024
U.S. Federal Statutory Rate	$ (2,469,326)	21.00%

North Dakota State & Local Income Taxes, Net of Federal Income Tax Effect
State income taxes - Other, Net	(338,176)	2.88%
State Change in Valuation Allowance	386,332	(3.29%)
State income taxes - 2023 Return to Provision	(48,156)	0.41%

Changes in Valuation Allowances	2,468,353	(20.99%)
Nontaxable or Nondeductible Items
Federal RTP	-	-
Other, net	973	(0.01%)
Effective Tax Rate	-	-

	Period from inception (April 3, 2023) to December 31,
	2023
U.S. Federal Statutory Rate	$ (378,835)	3.22%

North Dakota State & Local Income Taxes, Net of Federal Income Tax Effect
State income taxes - Other, Net	-	-
State Change in Valuation Allowance	-	-
State income taxes - 2023 Return to Provision	-	-

Changes in Valuation Allowances	378,285	(3.22%)
Nontaxable or Nondeductible Items
Federal RTP	-	-
Other, net	550	-
Effective Tax Rate	-	-

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The components of the net deferred tax assets (liabilities) in the Company’s balance sheets were as follows:

	December 31, 2025	December 31, 2024
Deferred noncurrent income tax assets:
Net operating loss carry-forwards	$5,883,074	$3,456,671
Asset retirement obligation	965	764
State Deferred Tax Asset	586,385	386,332
Other	7,252	11,777
Gross deferred noncurrent income tax assets	6,477,676	3,855,544
State Valuation Allowance	(586,385)	(386,332)
Federal Valuation allowance	(4,304,323)	(2,846,637)
Deferred noncurrent income tax assets	$1,586,968	$622,575

Deferred noncurrent income tax liabilities:
Oil & Gas Properties	$(1,586,968)	$(622,575)
Other	—	—
Deferred noncurrent income tax liabilities	$(1,586,968)	$(622,575)
Net noncurrent deferred income tax assets (liabilities)	$—	$—

Deferred income tax assets and liabilities are recorded based on enacted tax rates applicable to the future period when those temporary differences are expected to be recovered or settled. For the tax year ended December 31, 2025, the Company’s U.S Federal statutory tax rate was 21%. The Company is also subject to the Texas Gross Margin tax of .75% of modified taxable income as determined for Texas purposes and North Dakota state income tax. This combination results in a marginal blended tax rate of approximately 23.9%.

At December 31, 2025, and 2024, the tax effected amount of U.S. Federal net operating loss carryforwards (“NOLs”) totaled $5.9 million and $3.5 million, respectively. The total amount of NOLs remaining can be carried forward indefinitely. The Company also has North Dakota net operating loss carryforwards totaling $0.3 million and $0.1 million at December 31, 2025 and 2024, which can be carried forward indefinitely.

The Company has determined, after weighing both positive and negative evidence, that the net deferred tax asset (DTA) for the Company is not more-likely-than-not to be realizable. Therefore, federal valuation allowances of $4.3 million and $2.9 million were established at December 31, 2025 and 2024, respectively, to completely offset the net DTA at each year-end. A state valuation allowance of $0.6 million and $0.4 million was also established at December 31, 2025 and 2024, to offset the net state DTA at year-end.

During the current period, the Company has estimated a taxable loss. This NOL will be carried forwarded indefinitely with no expiration and is fully offset with a valuation allowance. As such, the Company has not recorded any current income tax expense or benefit for the period. All of the Company’s federal and state tax returns for 2021 through 2024 remain open to examination.

As of December 31, 2025, the Company has not recorded a reserve for uncertain tax positions.

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12. Leases

The Company determines if an arrangement is a lease at inception of the contract. If an arrangement is a lease, the present value of the related lease payments is recorded as a liability, and an equal amount is capitalized as a right-of-use asset on the Company’s balance sheet. The Company elected to include payments for non-lease components associated with certain leases when determining the present value of the lease payments. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. The Company’s estimated incremental borrowing rate, determined at the lease commencement date, is used to calculate present value. The incremental annual borrowing rate used for the years ended December 31, 2025 and 2024 was 12.00% for operating leases (there were no financing leases). For these purposes, the lease term includes options to extend the lease when it is reasonably certain that the Company will exercise such options. Leases with terms of 12 months or less at inception are not recorded on the balance sheet unless there is a significant cost to terminate the lease, including the cost of removal of the leased asset. As the Company is the responsible party under these arrangements, the Company records the resulting assets and liabilities on a gross basis on its balance sheet.

The Company has one operating lease related to office space. Lease expense related to this lease for the years ended December 31, 2025 and 2024 and the period from inception (April 3, 2023) through December 31, 2023 was $70,000, $73,000 and $11,630, respectively, and is included in the “General and administrative” line on the statements of operations. The remaining lease term for the lease is 3.25 years and 4.25 years at December 31, 2025 and 2024, respectively. The lease does not include a clause for extension, therefore any desired future occupation of the leased premises by the Company would be negotiated and completed under a new agreement with the Landlord. The Company may terminate the lease in the ordinary course of business, but would still be liable for payments on the remaining lease term. The only option the Company has to terminate the lease early would be in the event the property incurred significant damage that would require the premises to undergo restoration in excess of fifteen (15) months, which then the Company would need to provide a thirty (30) days notice to terminate the lease.

The following table presents a schedule of future minimum lease payments required under the lease agreement as of December 31, 2025.

(in thousands)
Operating Lease
For the year ending December 31, 2026	$75
For the year ending December 31, 2027	77
For the year ending December 31, 2028	78
For the year ending December 31, 2029	19
Total lease payments	249

Less imputed interest	(42)
Total lease obligations	207

Less current obligations	(54)
Long-term lease obligation	$153

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13. Asset Acquisition

On May 12, 2023, the Company entered into a Purchase and Sale Agreement (“PSA”) to acquire lease rights in the Williston Basin from a private party (the “Seller”). In exchange for the rights to the leases, the Company paid the Seller a one-time payment of $500,000 at closing. There were no other assets nor liabilities included with the acquisition. The Company has recorded the acquisition at cost on the balance sheet. The asset acquired does not meet the definition of a business as the asset is merely leases provided for the right to drill for hydrocarbons within a specified timeframe.

As of October 1, 2024, the Company entered into a Settlement Agreement with Pro Energy I LLC to acquire all interests from the carried working interest owner on the leases related to the acquisition above in exchange for a $2.4 million cash settlement payment to be made prior to January 31, 2025, forgiveness of the net joint-interest receivable due from the seller of $619,000, and a 2.0% overriding royalty interest (“ORRI”) on the acreage. Any unpaid amounts bear interest from the closing date at the prime rate plus 2%. At December 31, 2025, the interest rate on the unpaid amounts was 8.8%. Accrued interest at December 31, 2025 and 2024 related to the unpaid amounts of interest were $0.2 million and $0, respectively.

The Company has recorded the acquisition and the related payment liability at cost within accrued liabilities on the balance sheet as of December 31, 2025 and 2024. As described in Note 10 – Litigation and Other Legal Matters above, on February 26, 2025, Pro Energy I LLC filed a Petition with the District Court in Harris County, Texas alleging Morgan’s breach of contract, and subsequently filed a motion for summary judgment. Discovery in the case is presently being conducted.

14. Related Party Transactions

At December 31, 2025 and 2024, the Company had payables due to the parent of $1.1 million and $0.7 million, respectively, related to expenses paid by the Fund and stock-based compensation expense issued by the Fund (See Note 9 – Commitments) on behalf of the Company. During the year ended December 31, 2025, the Company made a cash payment to the fund of $1.3 million. During the year ended December 31, 2024 and the period from Inception (April 3, 2023) through December 31, 2023, the Company did not make any cash payments to the Fund related to amounts due.

15. Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date but before the financial statements are available to be issued. The Company evaluated such events and transactions through April 16, 2026, the date the financial statements were available for issuance.

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